Report Pursuant to SEC Rule 17a-5 and Report of Independent Registered Public Accounting Firm

First Analysis Securities Corporation

December 31, 2024

This report is deemed public in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-27350

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Analysis Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One South Wacker Drive, Suite 3900
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Riaad Khan	(312) 258-1400	rkhan@firstanalysis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US, LLP
(Name – if individual, state last, first, and middle name)

30 South Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Riaad Khan__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __First Analysis Securities Corporation__ , as of __12/31__ , 2 __024__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TERRENCE E KIWALA
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 23, 2027

Terrence E. Kiwala

Signature: _Riaad Kh___

Title:
Treasurer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Contents



RSM US LLP

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors
First Analysis Securities Corporation

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Reliance on the Parent
As discussed in Note C to the financial statement, the Company has incurred substantial losses during the year ended December 31, 2024 and in the prior two years. The Company relies on the Parent to provide support for its expected losses.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2016.

Chicago, Illinois
March 28, 2025

First Analysis Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash and cash equivalents	$	3,085,644
Accounts receivable		344,684
U.S. Treasury bills		1,683,716
Investment in securities, at fair value		69,579
Deferred tax asset, net		-
TOTAL ASSETS	$	5,183,623

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	3,367,828
Payable to affiliate		103,125
Deferred revenue		7,603
Total liabilities		3,478,556

STOCKHOLDER'S EQUITY

Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	15,632,489
Accumulated deficit	(13,928,422)
Total stockholder's equity	1,705,067

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	5,183,623

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

First Analysis Securities Corporation (the Corporation) is a wholly owned subsidiary of First Analysis Corporation (the Parent). The Corporation is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Corporation is an investment banker acting as a financial advisor.

For the year ended December 31, 2024, the Corporation relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.15c3-3 because the Corporation limited its activities to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, private placement of securities, and receiving compensation for research services provided to institutional clients. The Corporation did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customer and did not carry proprietary accounts of broker-dealers (as defined in Rule 15c3-3).

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Accounting Policies

The Corporation follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Fair Value Measurements

The Corporation defines fair value as the amount to be received to sell an asset in an orderly transaction with market participants at the reporting date. Money market funds are valued based on the published net asset value per share on the day of valuation. U.S. Treasury bills are valued at amortized cost which approximates fair value. All other investments will be valued by the Corporation in the absence of readily ascertainable market values. In determining the valuation of such securities, the Corporation considers the internal and external variables, including the current holding period of the investments, transactional events, market events, economic conditions and the industry environment. At December 31, 2024, the Corporation held shares in Nasdaq, Inc. (NDAQ), with a fair value of $69,579. The Corporation also held warrants in: Built In, Inc. and Masttro Global Corporation. The Corporation deemed these warrants to have a value of $0.

Investment in securities transactions are reflected on a trade date basis.

The Corporation classifies its investments under a fair value hierarchy as follows: Level 1, which refers to securities traded in an active market; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available or Level 1 securities that have a contractual restriction; and Level 3, which refers to securities not traded in an active market and for which no significant observable market

First Analysis Securities Corporation
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2024

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

inputs are available. At December 31, 2024, the Corporation's assets were classified as follows, based on fair values:

	Level 1	Level 2	Level 3	Total
Money market funds (1)	$ 2,524,596	$ -	$ -	$ 2,524,596
U.S. Treasury bills	-	1,683,716	-	1,683,716
Investments in securities (2)	69,579	-	-	69,579
Total assets	$ 2,594,175	$ 1,683,716	$ -	$ 4,277,891

(1) Included in cash and cash equivalents on the accompanying statement of financial condition.
(2) Included in investments in securities on the accompanying statement of financial condition.

The Corporation assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Corporation's accounting policy regarding the recognition of transfers between the levels of the fair value hierarchy. There were no transfers among Levels 1, 2, and 3 during the year.

Revenue Recognition

Commissions revenue represents research commissions received from third parties for investment research services provided. The performance obligation for research commissions is satisfied when the research services are provided to the customer. These commissions are generally recognized for the period in which they were invoiced and/or received, which is when the service is performed.

Consulting fees represent investment banking revenues. The Corporation recognizes investment banking revenue when (i) there is substantial evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collection is reasonably assured.

As part of consulting fees, success fees are recognized when the services related to the underlying transactions are completed in accordance with the terms of the engagement letter and all other requirements for revenue recognition are met. On-going retainer fees are also earned and recognized as consulting fees over the period in which the related services are performed. Deferred revenue represents the portion of retainer fees received by the Corporation for which revenue has not yet been recognized.

Placement fees represent revenues earned from the private placement of securities for affiliates. Placement fees are recognized when the subscription agreement has been accepted by the issuer of the securities.

Interest income is recognized on an accrual basis.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

To satisfy the other disclosure requirements for contract assets and liabilities, the Corporation includes the following information as of December 31:

	2024	2023
Contract assets	$ 337,095	$ 607,905
Contract liabilities (deferred revenue)	(7,603)	(18,989)

The timing of revenue recognition, billings, and cash collections results in receivables, contract assets and contract liabilities. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. Occasionally, the Corporation may receive advances or deposits from our customers before revenue is recognized, resulting in contract liabilities. Accounts receivable are recorded when consideration becomes unconditional. Contract assets are included in accounts receivable, and contract liabilities are included in deferred revenue in the statement of financial condition.

In 2024, contract assets decreased by $270,810 and contract liabilities decreased by $11,386 as a result of business operations.

Income Taxes

Income taxes are provided at the statutory rate based on income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes and files as part of a consolidated federal income tax return with the Parent. The Corporation reports income taxes based on the separate company methodology.

The Corporation's provision for income taxes is calculated using the asset and liability method. The measurement of deferred tax assets and liabilities is based on enacted tax rates that will be in effect when the deferred items are expected to be realized. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. As of December 31, 2024, the open tax years are 2021 through 2024. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Corporation did not have any material amounts accrued for interest and penalties at December 31, 2024. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations. There were no material uncertain tax positions at December 31, 2024.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash at banks, money market funds, and money market accounts.

The Corporation is exposed to concentrations of credit risk. The Corporation maintains cash and cash equivalents at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. At times, the Corporation may maintain balances in excess of FDIC limits. In addition, the Corporation holds money market funds and money market accounts with a financial institution where the Corporation is exposed to credit risks associated with the performance of the counterparty. The Corporation monitors these credit risks at financial institutions and has not experienced any losses related to these risks.

Leases

Under Accounting Standards Update (ASU) 2016-02, *Leases* (Topic 842), lessees are required to recognize a right-of-use asset and lease liability for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification determining the pattern of expense recognition in the statement of operations. The right-of-use asset and corresponding liability will be allocated to and reflected in the financial statements of the entity that has the ability to use the leased asset. As of December 31, 2024, the Corporation concluded it does not have any leases that meet the definition under ASC 842.

Credit Losses

ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts of future economic conditions. Due to the short-term nature of its accounts receivable, the Corporation uses historical collection experience and aging of the receivables balances as a basis in determining the expected credit loss allowance. The Corporation continuously monitors current and estimated future economic conditions and adjusts its assumptions when necessary. The ASU did not have a material impact on the Corporation's financial statements.

Segment Reporting

The Corporation is engaged in a single line of business as a broker-dealer, operating as a financial advisor in investment banking transactions. The Corporation's chief operating decision maker ("CODM") is a committee consisting of the directors of the Corporation. The CODM uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Corporation. Additionally, the CODM uses excess net capital (see Note D), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Corporation's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Corporation as a whole.

First Analysis Securities Corporation
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2024

NOTE C - RELATED-PARTY TRANSACTIONS

The Parent performs certain administrative functions, including payment of common expenses, and other indirect expenses of the Corporation. Pursuant to a written agreement between the Parent and Corporation, the Corporation reimburses the Parent for its allocated portion of these expenses. At December 31, 2024, the Corporation had a payable to the Parent in the amount of $103,125, which is included in payable to affiliate on the accompanying statement of financial condition.

During 2024, the Corporation acted as a placement agent for an affiliate, First Analysis Fund XIV, L.P. and its parallel funds, First Analysis Fund XIV-A, L.P. and First Analysis Fund XIV (Cayman), L.P (together, the "Fund"). As placement agent, the Corporation would receive a placement fee of 1% of capital committed to the Fund, with certain exceptions, most notably capital committed by the General Partner and its members and affiliates. The placement fee would be paid over eight quarters. The Corporation has recorded a receivable of $42,000 during the year. At December 31, 2024, the total receivable due from the Fund was $285,319 and is included within accounts receivable on the accompanying statement of financial condition.

The Parent leases office space under a long-term lease agreement, a portion of which is made available to the Corporation through an expense sharing agreement. The Corporation pays the Parent for rent on a pro rata basis of the Parent's total rent payments. As the Parent's lease has a rent holiday and escalation clauses, the Corporation records rent expense on a straight-line basis. The difference between the rent expense recorded and the actual payments to the Parent is recorded as a liability. At December 31, 2024, the accrued rent liability of $39,313 is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

The Parent has a stock option plan. Stock options have been granted with an exercise price greater than the fair market value of the Company stock on the date of grant and have a 15-year contractual term. The stock options typically vest one-third after years five, seven and nine. Various employees of the Corporation have stock options under such plan. At December 31, 2024, the Parent had 389,520 stock options outstanding, of which 82,500 were granted to employees of the Corporation. The 82,500 options outstanding have exercise prices between $84.42 and $89.80, with a weighted-average exercise price of $86.79 and a weighted-average remaining contractual life of 10.66 years.

The fair market value of stock options is estimated using the Options Pricing Model and the Corporation uses the following method to determine its underlying assumptions: expected volatilities are based on the historical volatilities of comparable public companies' common stock prices; the expected term represents the remaining period during which the option contracts are expected to be outstanding; the risk-free interest rate is based on the U.S. Treasury bonds issued with similar life terms to the expected term; the forfeiture rate is based on historical experience; and the Parent has not historically issued any dividends and does not expect to in the future.

The vested balance of these awards is $2,175,248, as of December 31, 2024, and is included within accounts payable and accrued expenses on the accompanying statement of financial condition.

The Corporation has incurred a substantial loss during the year ended December 31, 2024 and in the prior two years. The Parent will continue to make contributions to the Corporation through, at least, the twelve months from March 28, 2025, the date the financial statements were issued. The Corporation believes this commitment will allow it to meet its obligations and continue to operate as a going concern.

First Analysis Securities Corporation
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2024

NOTE D - NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the Rule). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2024, the Corporation had net capital and net capital requirements of $1,236,617 and $231,904, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital was 2.81 to 1 at December 31, 2024.

NOTE E - INDEMNIFICATIONS

In the normal course of business, the Corporation is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Corporation also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Corporation's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Corporation that have not yet occurred. The Corporation expects the risk of loss to be remote.

NOTE F - INCOME TAXES

Deferred income taxes relate primarily to the difference between the tax basis and carrying value of accrued expenses and investments.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. A deferred tax asset of $3,779,120 for the year ended December 31, 2024 has been reduced to $0 through a valuation allowance. The deferred tax asset and valuation allowance both increased by $272,678 for the year ended December 31, 2024.

First Analysis Securities Corporation
NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2024

NOTE F - INCOME TAXES - CONTINUED

Deferred tax assets as of December 31, 2024, are comprised of the following:

Deferred tax assets		
NOL carryforwards	$	2,925,733
Stock compensation		620,055
Capital loss carryforward		71,157
Deferred rent		11,206
Deferred revenue		15,268
Other accruals and reserves		155,535
Total deferred income tax assets		3,798,954
Deferred tax liabilities		
Investments in securities		(19,834)
Total deferred income tax liabilities		(19,834)
Subtotal		3,779,120
Less: valuation allowance		(3,779,120)
Net deferred income tax asset	$	-

NOTE G - SUBSEQUENT EVENTS

The Corporation's management has determined that no other material events or transactions occurred subsequent to December 31, 2024 and through the date the Corporation's financial statements were issued, that would require adjustments and/or additional disclosures in the Corporation's financial statements.